SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
               TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(a)

                               (Amendment No. 48)
                                              --

                            CNA FINANCIAL CORPORATION
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                                (Name of Issuer)

                                  Common Stock
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                          (Title of Class of Securities)

                                   126117 10 0
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                                  (CUSIP Number)

                 Barry Hirsch, Senior Vice President and Secretary
                                 Loews Corporation
            667 Madison Avenue, New York, New York 10021 (212) 521-2920
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                   (Name, Address and Telephone Number of Person
                 Authorized to Receive Notices and Communications)

                                 September 26, 2001
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               (Date of Event which Required Filing of this Statement)

  If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(c), 13d-1(f), or 13d-1(g), check the following box.
              ----
  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                       1

                                  SCHEDULE 13D
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                              CUSIP No. 126117 10 0
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1 NAME OF REPORTING PERSON
  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

   LOEWS CORPORATION
   I.R.S. Identification No. 13-2646102
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2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a)/   /
       N/A                                                            (b)/   /
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3 SEC USE ONLY

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4 SOURCE OF FUNDS
       WC
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5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) OR 2(e)
       N/A
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6 CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware
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               7 SOLE VOTING POWER
   NUMBER OF       197,739,124
    SHARES    ----------------------------------------------------------------
 BENEFICIALLY  8 SHARED VOTING POWER
   OWNED BY             0
     EACH     ----------------------------------------------------------------
   REPORTING   9 SOLE DISPOSITIVE POWER
    PERSON         197,739,124
     WITH     ----------------------------------------------------------------
              10 SHARED DISPOSITIVE POWER
                        0
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11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         197,739,124
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12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  /  /
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13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      88.4%
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14 TYPE OF REPORTING PERSON
        HC
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                                      2

                                AMENDMENT NO. 48

                                      to

                                  SCHEDULE 13D

                                  relating to

                           CNA Financial Corporation

  The following information amends and supplements certain information contained in the Schedule 13D of Loews Corporation, a Delaware corporation ("Loews"), as amended and restated, by Amendments Nos. 1 through 47 thereto, relating to the common stock, par value $2.50 per share (the "Common Stock"), of CNA Financial Corporation, a Delaware corporation ("CNA").

Item 3.  Source and Amount of Funds or Other Consideration
         -------------------------------------------------

  The information contained in Item 3 is hereby amended and supplemented by adding the following information:

  The funds required to purchase the shares of Common Stock acquired by Loews pursuant to the Rights Offering and Stock Purchase Agreement referred to in
Item 4, below, aggregating $957,041,100 have been provided from Loews's internally generated funds.

Item 4.  Purpose of Transaction
         ----------------------

  The information contained in Item 4 is hereby amended and supplemented by adding the following information:

  On August 23, 2001 CNA distributed to its shareholders of record (the "Rights Offering") transferable subscription rights at the rate of 0.22 (22/100) rights for each share of Common Stock. The Rights Offering as extended by CNA expired on September 20, 2001. Pursuant to the Rights Offering, Loews received 35,080,646 rights. Each whole right entitled the rights holder to purchase one share of Common Stock for $25 under the basic subscription privilege. In addition, each rights holder had the right to oversubscribe for up to the maximum number of shares of Common Stock offered in the rights offering, subject to proration in the event CNA received requests for more shares than were available for oversubscription.

  Loews exercised its basic subscription privilege in full and its oversubscription privilege in full in accordance with the Stock Purchase Agreement dated August 23, 2001 (the "Stock Purchase Agreement"), between Loews and CNA. A copy of the Stock Purchase Agreement has been filed as an exhibit to Amendment No. 47 to this Schedule 13D.

  Loews may from time to time, depending on market conditions and other factors deemed relevant by Loews, purchase additional shares of Common Stock in the open market or otherwise.

                                      3

Item 5.  Interest in Securities of the Issuer
         ------------------------------------

  The information contained in Item 5 is hereby amended and supplemented by adding the following information:

  On September 26, 2001, in accordance with the Rights Offering and the Stock Purchase Agreement, Loews purchased 35,080,646 shares of Common Stock through the exercise of its basic subscription privilege and 3,200,998 shares of Common Stock through the exercise of its oversubscription privilege, at the subscription price of $25 per share. As of the date hereof, Loews owns 197,739,124 shares of Common Stock, representing 88.4% of the shares outstanding.

                                    SIGNATURE
                                    ---------

  The undersigned certifies that after reasonable inquiry and to the best of its knowledge and belief, the information set forth in this Statement is true, complete and correct.

                                                      LOEWS CORPORATION



Dated:   September 26, 2001                      By:  /s/Barry Hirsch
                                                      ---------------------
                                                      Barry Hirsch
                                                      Senior Vice President
                                                      and Secretary